UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

                    For the month of May, 2009

                    Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro to Restate Financial Results for 2004 and 2005; Revises 2006, 2007 and 2008 Estimated Financial Results

HAWTHORNE, N.Y.--(BUSINESS WIRE)--May 22, 2009--Taro Pharmaceutical Industries Ltd. (“Taro,” the “Company,” Pink Sheets: TAROF) today announced that it has completed its internal review primarily of accounts receivable and inventory reserves estimates for prior years. Based on this review, the Company has concluded that it will restate previously issued 2004 and 2005 financial statements, which will also reflect adjustments to prior years (the “restatement”). The Company is also revising its previously announced unaudited and unreviewed estimates of its financial results for 2006, 2007 and 2008.

The Company cautions that, in light of the restatement, previously issued financial statements for the years 2003, 2004 and 2005 as included in the Company’s 2005 Annual Report on Form 20-F, can no longer be relied upon. Further, all of the estimates in this press release, including the estimated results associated with the restatement, are subject to change as a result of further audit by the Company’s independent auditors.

The restatement is not expected to have an impact on the Company’s reported cash flows or cash and cash equivalent balances for any of the affected periods. In addition, the restatement is not expected to have an impact on the Company’s current sales and operations. The restatement is primarily the result of the completion of the Company’s internal review of accounts receivable and inventory reserves estimates for prior years. This comprehensive review was conducted with the assistance of Huron Consulting Group, retained by the Company as a consultant in this matter.

The Company said that following the restatement, it can now move expeditiously to finalizing the financial statements for 2006, and then turn to the financial statements for 2007 and 2008. The Company said it expects the 2006 audit to be completed by the end of the current quarter, at which time the Company would file its Annual Report on Form 20-F for the year ended December 31, 2006, which will include restated financial statements for 2005 and 2004 and restated closing balances for 2003 to reflect adjustments to prior years.

Impact on Previously Announced Estimates for 2007 and 2008

As a result of the proposed restatement, the previously announced estimated net sales for 2007 of $313 million will increase to approximately $315 million. The previously announced estimated net income for 2007 of $21 million will increase to approximately $29 million.

As a result of the proposed restatement, the previously announced estimated net sales for 2008 of $342 million will decrease to approximately $339 million, net income for 2008 of $51 million will decrease to approximately $50 million.

Impact on Previously Announced 2006 Estimates

As a result of the adjustments, primarily attributable to accounts receivable and inventory reserves estimates, previously announced estimated net sales for 2006 of $184 million will increase to approximately $252 million. The previously announced estimated net loss for 2006 of $141 million will be reduced to a net loss of approximately $86 million. The updated estimates for 2006 include a non-cash impairment charge to the carrying value of certain intangible assets of $24 million, and a non-cash impairment charge to the value of the Company’s facility in Ireland of $27 million, for an aggregate impairment charge of $51 million.

Restatement of 2004 and 2005 Results and Impact on 2003 Results

The restatement primarily reflects revised methodologies in the Company’s accruals for accounts receivable reserves estimates for product returns, chargebacks, rebates and other customer deductions and for inventory reserves estimates. The Company also became aware that, in those years, it had incorrectly recognized certain sales in transit at year end and therefore those sales should have been recognized in subsequent accounting periods.

As part of the restatement, the Company’s December 31, 2003 retained earnings will be reduced by approximately $97 million, primarily as the result of a change in net accounts receivable balances, including related liabilities as of that date.

The estimated impact of the restatement on the statements of operations for 2004 and 2005 is summarized below:

	2004 As Previously Reported US $ in thousands	Estimated Adjustments US $ in thousands	2004 As Restated US $ in thousands
Sales	261,119	8,062	269,181
Cost of Sales	119,749	8,527	128,276
Gross Profit	141,370	(465)	140,905
Operating (Loss)	(24,051)	743	(23,308)
Net (Loss)	(31,489)	831	(30,658)

	2005 As Previously Reported US $ in thousands	Estimated Adjustments US $ in thousands	2005 As Restated US $ in thousands
Sales	297,743	(8,120)	289,623
Cost of Sales	128,690	(5,239)	123,451
Gross Profit	169,053	(2,881)	166,172
Operating Income	15,187	(2,011)	13,176
Net Income	5,677	(2,236)	3,441

Status of Open Audits

As described above, the Company is working diligently with its independent auditors to complete the 2006 audit, including the restatement of the 2004 and 2005 financial results and adjustments to prior years, as promptly as practicable, with the expectation that the 2006 Annual Report on Form 20-F will be filed no later than June 30, 2009. The Company will thereafter turn its attention to the financial statements for 2007 and 2008.

The Company also said that it has received a letter from the U.S. Securities and Exchange Commission (“SEC”) noting that the Company is not currently in compliance with its SEC reporting requirements, and advising that, until the Company comes into compliance with such reporting requirements, an administrative proceeding could be brought to revoke the Company's registration under the Securities Exchange Act of 1934, as amended (the "1934 Act") and that the Company's stock also could be subject to a trading suspension by the SEC pursuant to the 1934 Act. The Company responded promptly to the SEC, explaining the reasons for the delay in filing its annual reports for 2006 and 2007 as well as its significant and continuing efforts to return to compliance with its financial reporting obligations as soon as possible. While there can be no assurance that the SEC will not proceed as described, the Company's priority is to return to compliance with its financial reporting obligations.

About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.

For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, including its financial performance during the years discussed in this release, availability of financial information, completion of the proposed restatement for 2004 and 2005, impact of the restatement on results for subsequent years, completion of the 2006, 2007 and 2008 audits, estimates of financial results and financial information for 2007 and 2008, review of results for prior years and estimates of expenses and reserves. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include the possible unavailability of financial information, completion of the aforesaid audits, actions of the Company's lenders, creditors and Sun Pharmaceutical Industries Ltd. (“Sun”), including but not limited to the outcome of litigation with Sun, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory actions and legislative actions in the countries in which Taro operates, and other risks as detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

CONTACT:
Kekst and Company
Roanne Kulakoff, 212-521-4827

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 26, 2009

TARO PHARMACEUTICAL INDUSTRIES LTD.

		By:	/s/ Tal Levitt
			Name:	Tal Levitt
			Title:	Director and Secretary